

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Richard G. Stewart, Jr.
President and Chairman
WeSave, Inc.
24254 Main Street
Newhall, CA 91321

> **Re: WeSave, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 6, 2023**
> **File No. 024-12085**

Dear Richard G. Stewart, Jr.:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   We note your response to comment 7 and disagree with your analysis. As the ERUs and RSUs are security-based swaps, they are ineligible securities for purposes of Regulation A. Accordingly, please withdraw your offering statement on Form 1-A.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: J. Martin Tate